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                                                                      Exhibit 23

The Board of Directors
Central Reserve Life Corporation:

We consent to the use of our report dated February 20, 1998, except for Notes 1(b) and 7, as to which the date is March 30, 1998, related to the consolidated balance sheets of Central Reserve Life Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997, and all related schedules, which report appears in the December 31, 1997 annual report on Form 10-K/A of Central Reserve Life Corporation and is incorporated by reference in the registration statement on Form S-8 of the Company for the Retirement Plan for Employees of the Central Reserve Life Insurance Company.

Our report dated February 20, 1998, except for notes 1(b) and 7, as to which the date is March 30, 1998, contains an explanatory paragraph that states that the Company has suffered substantial losses from operations in 1997 and 1996 that resulted in a significantly reduced net capital position and that in December 1997, the Company obtained an interim loan of $20 million that absent some future event the Company would not have the ability to repay, which matters raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements and financial statement schedules do not include any adjustments that might result from the outcome of that uncertainty.


                                        /s/ KPMG Peat Marwick LLP
                                            KPMG Peat Marwick LLP

Columbus, Ohio
August 28, 1998